Exhibit 4.4

WARRANT AMENDMENT AGREEMENT

THIS WARRANT AMENDMENT AGREEMENT (the “Amendment”) dated as of _________, 2011 is entered into by and between PURADYN FILTER TECHNOLOGIES INCORPORATED (the “Company”) and _______ (the “Holder”).  Defined terms not otherwise defined herein shall have the meanings set forth in that certain Warrant dated ________ issued by the Company to the Holder (the “Warrant”).

WHEREAS, the Company issued to the Holder the Warrant, which is exercisable for ____ number of shares (the “Warrant Shares”) at an exercise price of $1.25 and expires ______;

WHEREAS, the Company is willing to amend the Warrant to extend the exercise period and lower the exercise price under certain conditions as described below;

WHEREAS, the Holder desires to enter into this Amendment subject to the terms and conditions of this Amendment as hereinafter set forth;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Holder hereby agree as follows and subject to the fulfillment by the Holder of the terms and conditions hereinafter set forth:

1.

The Warrant exercise period is extended until 5:00 p.m. on _____, 2014.

2.

The exercise price as to fifty (50%) percent of the Warrant Shares will be reduced to $0.20 per share subject to the terms in paragraph 7 below.

3.

The Warrant must be exercised for a minimum of twenty-five (25%) percent of the Warrant Shares and paid for by December 31, 2011.

4.

Provided such exercise price is paid by December 31, 2011, the Holder will receive additional shares at no additional consideration equal in number to twenty (20%) percent of the Warrant Shares included in the first exercise paid by December 31, 2011.

5.

If the Holder does not exercise the Warrant for at least twenty-five (25%) percent of the Warrant Shares as hereinabove provided by December 31, 2011, this Amendment shall be rendered null and void, and the original warrant terms and conditions shall then be in full force and effect, including any lapse thereof.

6.

Assuming the Holder has complied with the terms and conditions hereinabove set forth, the next twenty-five (25%) percent tranche, or any portion of that which was not exercised by December 31, 2011, must be exercised by March 31, 2012 at an exercise price of $0.20 per share, and in addition, the Holder will receive additional shares equal to twenty (20%) percent of the Warrant Shares included in the second twenty-five (25%) percent tranche.

7.

If the Holder fails to exercise the second tranche on or before March 31, 2012, the Holder will not receive the twenty (20%) percent bonus shares and the exercise price will be adjusted to $0.35 per share. However, the Holder will be able to exercise the Warrant for that tranche during the extended term granted by this Amendment.

8.

For the remaining fifty (50%) percent tranche of the Warrant Shares, the Warrant Holder may exercise at any time during the extended period at $0.35 per share.

9.

Paragraph 1.7 of the Common Stock Purchase Warrant relating to Cashless Exercise is deleted in its entirety.

10.

Except as expressly set forth hereinabove, all the terms and conditions of the Warrant shall continue in full force and effect until the execution of this Amendment.  This Amendment may executed in two or more counterparts, and each of such counterpart shall be deemed an original, and all of such counterparts together will constitute one and the same agreement.  Except as modified or amended herein, the terms and conditions of the Warrant shall govern the terms and conditions of this Amendment.

IN WITNESS WHEREOF, this Amendment is executed as of the date first set forth above.

PURADYN FILTEr TECHNOLOGIES INCORPORATED

By: ______________________________________

HOLDER:

_________________________________________

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